UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ormat Technologies, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-32347
(State or other jurisdiction of incorporation)	(Commission file number)

6140 Plumas Street, Reno, Nevada	89519-6075
(Address of principal executive offices)	(Zip code)

Assaf Ginzburg

Chief Financial Officer

(775) 356-9029

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (this “Form SD”) of Ormat Technologies, Inc. ("Ormat", the "Company" or "we") for the reporting period from January 1, 2022 to December 31, 2022 is presented to comply with Rule 13p-1 ("Rule 13p-1") promulgated under the Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with Rule 13p-1 and our Conflict Minerals Policy, published at https://www.ormat.com/en/company/engagement/view/?ContentID=9199.

We have concluded that during the 2022 calendar year, (i) we have manufactured and contracted to manufacture products (the “Covered Products”) containing Conflict Minerals (as defined below), and, for which (ii) the use of these minerals is necessary to the functionality or production of such products. Based on our good faith reasonable country of origin inquiry, the Company has reason to believe that Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Democratic Republic of the Congo (the “DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”) and that such Conflict Minerals may not be entirely from recycled or scrap sources. As defined by the Rule 13p-1, and for the purposes of this Form SD, the Conflict Minerals are cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, the “Conflict Minerals” or “3TG”).

On the basis of these conclusions, the Company proceeded to exercise due diligence on its minerals supply chain in order to determine, with a reasonable degree of certainty given the information provided by our suppliers, the source and chain of custody of the Conflict Minerals contained in its Covered Products that were manufactured or contracted to manufacture in 2022. Therefore, and in order to present our findings, the Company submits its conflict minerals report (the “Report”) as an exhibit to this Form SD for the reporting period from January 1, 2022 to December 31, 2022. The Report describes the Conflict Minerals due diligence that the Company has designed and performed, which was designed according to the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (the “OECD Due Diligence Guidance”). The Report has not been subject to an independent private sector audit.

Based on the information obtained by the Company during the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin, or likely country of origin, for each of the Conflict Minerals in each of the Covered Products. However, based on the information that has been obtained during the due diligence process, to the extent reasonably determinable by the Company with respect to the smelters or refiners identified by the Company’s suppliers, the likely countries of origin of the Conflict Minerals used in Covered Products in 2022 are listed in Annex 2 to the Company’s Report, attached to this Form SD as Exhibit 1.01.

Copies of this Form SD and the Report are also published on a publicly available Internet site at

https://investor.ormat.com/sec-filings/documents/default.aspx

The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Item 1.02 – Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

List below the following exhibits submitted as part of this report:

Exhibit 1.01 – Conflict Minerals Report for Ormat Technologies, Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORMAT TECHNOLOGIES, INC.
By: /s/Assaf Ginzburg
Name: Assaf Ginzburg Title: Chief Financial Officer Date: May 30, 2023